UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 30, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Assignment and Assumption Agreement

On December 29, 2021, Integrated Media Technology Limited ("IMTE" or the "Company") entered into an Assignment and Assumption Agreement ("Assignment Agreement") with Joint Investment Limited ("JIL") to take over the rights and obligations of a subscription agreement to subscribe up to 60% in Ace Corporation Limited ("ACE").

Pursuant to the Assignment Agreement, IMTE will assume the role of JIL in the subscription agreement and invest up to US$1 million ("Initial Investment") for 60% equity interest in ACE. Pursuant to the Assignment Agreement, IMTE shall pay JIL a deferred performance fee calculated at five (5) times of the average annualized consolidated profits of ACE for the two years period from the date of completion of the operating platform, which shall not be later than March 31, 2022, less the Initial Investment. In addition, if ACE is listed on a recognized exchange within 5 years from the date of completion, IMTE shall pay JIL a fee of 3% of the market value at listing of ACE.

The subscription agreement is dated September 13, 2021 amongst JIL, M6 Limited ("M6L") and ACE dated (the "Subscription Agreement"). Pursuant to the Subscription Agreement, JIL can subscribe up to 1,000,000 shares, representing 60% of the shares, in ACE for a total subscription of US$1 million, in stages based on milestones achieved. The 40% shareholders will contribute the business and operations plans, and management team which will be valued about US$666,666. As at the date of this filing, ACE has issued to JIL 300,000 Shares, representing about 60% equity interest, in ACE for a total subscription amount of US$500,000. When the website platform has recorded US$5 million of total goods sold on the website platform (a.k.a. Gross Merchandise Value or GMV), JIL can subscribe for another 300,000 shares in ACE for a total subscription of US$500,000 and M6L will be allocated 200,000 shares in ACE.

The foregoing description of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Assignment Agreement, which is incorporated by reference and filed as Exhibit 99.1 herein.

EXHIBIT

99.1	Assignment and Assumption Agreement
99.2	Press Release on the Launch of the Trading Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 30 , 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer